                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                    SCHEDULE 13E-3
                           RULE 13E-3 TRANSACTION STATEMENT
          (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                    and Rule 13e-3 (Section 240.13e-3) thereunder)


                                Life USA Holding, Inc.
                                   (Name of Issuer)


                                Life USA Holding, Inc.
                   Allianz Life Insurance Company of North America
                                     Nova New Co.
                         (Name of Person(s) Filing Statement)


                       Common Stock, $0.01 par value per share
                            (Title of Class of Securities)


                                      531918209
                        (CUSIP Number of Class of Securities)

          Mark A. Zesbaugh                   Michael T. Westermeyer
          Life USA Holding, Inc.             Allianz Life Insurance
          300 South Highway 169              Company of North America
          Suite 95                           1750 Hennepin Avenue South
          Minneapolis, MN  55426             Minneapolis, MN  55403

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   with copies to:

          Bruce J. Parker                    William B. Payne
          Kaplan, Strangis and Kaplan, P.A.  Dorsey & Whitney LLP
          5500 Norwest Center                Pillsbury Center South
          90 South 7th Street                220 South Sixth Street
          Minneapolis, MN  55402             Minneapolis, MN  55402

                     This statement is filed in connection with:

a. [X]    The filing of solicitation materials or an information
          statement subject to Regulation 14A, Regulation 14C or
          Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]    The filing of a registration statement under the
          Securities Act of 1933.
c. [ ]    A tender offer.
d. [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: [X]


Calculation of Filing Fee

------------------------------------------------------------------------------
     Transaction Valuation                   Amount of Filing Fee
------------------------------------------------------------------------------
     $418,509,457*                           $83,702.00
------------------------------------------------------------------------------

* For purposes of calculating fee only. This amount assumes the purchase at a price of $20.75 per share of 18,143,982 outstanding shares of Issuer Common Stock and payment of $42,021,831 in settlement of shares subject to outstanding stock options.

[X] Check box if any part of the fee is offset as provided in Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $83,702.00
Filing Parties:  Life USA Holding, Inc.
Form or Registration No.: Schedule 14A
Date Filed: June 25, 1999

                                Cross Reference Sheet
                (Pursuant to General Instruction F to Schedule 13e-3)

Introduction

     This Rule 13E-3 Transaction Statement (the "Statement") is being filed in connection with the proposed merger (the "Merger") of Nova New Co., a Minnesota corporation ("Acquisition Sub") and wholly owned subsidiary of Allianz Life Insurance Company of North America, a Minnesota corporation ("Allianz Life"), with and into Life USA Holding, Inc., a Minnesota corporation (the "Issuer"), pursuant to the terms and conditions of an Agreement and Plan of Merger dated May 17, 1999 (the "Merger Agreement") executed by and among the Issuer, Allianz Life and the Acquisition Sub, a copy of which is referenced in Exhibit (c)(6). Upon completion of the Merger, (i) the separate corporate existence of the Acquisition Sub will cease and the Issuer will continue as the surviving corporation and a wholly owned subsidiary of Allianz Life, (ii) each outstanding share of Common Stock, par value $.01 per share, of the Issuer (the "Common Stock") other than shares held by the Issuer or its wholly owned subsidiaries, by Allianz Life and by shareholders who exercise dissenters' rights will be converted into the right to receive $20.75 in cash, and (iii) holders of options to acquire shares of Common Stock of the Issuer will receive a cash settlement, net of withholding taxes, equal to the excess, if any, of $20.75 over the exercise price of such options.

     The Cross Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Issuer's preliminary proxy statement (the "Proxy Statement"), concurrently being filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed Merger of information required to be included in response to items of this Statement. A copy of the Proxy Statement is referenced in Exhibit (d)(1). The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the Issuer or its advisors, or actions or events with respect to any of them, was provided by the Issuer, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Allianz Life, the Acquisition Sub or their affiliates, or actions or events with respect to them, was provided by Allianz Life. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Statement shall have the respective meanings given them in the Proxy Statement.

Schedule 13e-3 Item Number and Response and/or Location in Proxy Statement
Caption


Item 1.  Issuer And Class of Security Subject to The Transaction

(a). . . . . . . . . . . . . . . . .    Front Cover Page and "Summary--The
                                        Companies," which information is
                                        incorporated herein by this reference.

(b). . . . . . . . . . . . . . . . .    Front Cover Page, "Summary--Record
                                        Date; Voting Power; Votes Required" and
                                        "The Special Meeting--Record Date;
                                        Voting Power; Votes Required," which
                                        information is incorporated herein by
                                        this reference.

(c). . . . . . . . . . . . . . . . .    "Historical Market Information," which
                                        information is incorporated herein by
                                        this reference.

(d). . . . . . . . . . . . . . . . .    "Historical Market Information," which
                                        information is incorporated herein by
                                        this reference.

(e). . . . . . . . . . . . . . . . .    Not applicable.

(f). . . . . . . . . . . . . . . . .    "Special Factors--Background of the
                                        Merger," "Special Factors--Reasons
                                        for the Merger" and "Certain
                                        Transactions in Common Stock and
                                        Stock Options," which information is
                                        incorporated herein by this reference.



Item 2.  Identity and Background

(a)-(d), (g) . . . . . . . . . . . .    Front Cover Page, "Summary--The
                                        Companies," "Management of Life USA,
                                        Allianz Life and Acquisition Sub" and
                                        "Interests in Securities of Life USA,"
                                        which information is hereby
                                        incorporated herein by this reference.

(e), (f) . . . . . . . . . . . . . .    During the last five years, none of the
                                        Issuer, Allianz Life, Allianz
                                        Aktiengesellschaft, Allianz of America,
                                        Inc., Acquisition Sub nor, to the best
                                        of the Issuer's, Allianz Life's or
                                        Acquisition Sub's knowledge, their
                                        respective executive officers and
                                        directors has been convicted in a
                                        criminal proceeding (excluding traffic
                                        violations or similar misdemeanors), or
                                        been a party to a civil proceeding of a
                                        judicial


                                        -2-

                                        or administrative body of
                                        competent jurisdiction resulting in
                                        such person being subject to a
                                        judgment, decree or final order
                                        enjoining future violation of, or
                                        prohibiting or mandating activities
                                        subject to, federal or state securities
                                        laws or a finding of any violation with
                                        respect to such laws.


Item 3.  Past Contacts, Transactions or Negotiations

(a)(1) . . . . . . . . . . . . . . .    "Special Factors--Background of the
                                        Merger," which information is
                                        incorporated herein by this reference.

(a)(2), (b). . . . . . . . . . . . .    "Summary--Terms of the Merger
                                        Agreement," "Special Factors--Background
                                        of the Merger," "Special
                                        Factors--Conflicts of Interest,"
                                        "Summary of Material Features of the
                                        Merger," and "Appendix A--Agreement and
                                        Plan of Merger," which information is
                                        incorporated herein by this reference.


Item 4.  Terms of the Transaction

(a). . . . . . . . . . . . . . . . .    Front Cover Page, "Summary--Terms of
                                        the Merger Agreement," "Summary of
                                        Material Features of the Merger," and
                                        "Appendix A--Agreement and Plan of
                                        Merger," which information is
                                        incorporated herein by this reference.

(b). . . . . . . . . . . . . . . . .    "Summary--Dissenters' Rights," "Special
                                        Factors--Conflicts of Interest" and
                                        "Summary of Material Features of the
                                        Merger--Dissenters' Rights," which
                                        information is incorporated herein by
                                        this reference.


Item 5.  Plans or Proposals of the Issuer or Affiliate

(a)-(e). . . . . . . . . . . . . . .    "Summary of Material Features of the
                                        Merger--The Merger," "Plans for Life
                                        USA after the Merger" and "Certain
                                        Effects of the Merger," which
                                        information is incorporated herein by
                                        this reference.

(f), (g) . . . . . . . . . . . . . .    "Summary of Material Features of the
                                        Merger--The Merger" and "Certain
                                        Effects of the Merger,"


                                        -3-

                                        which information is incorporated herein by
                                        this reference.


Item 6.  Source and Amount of Funds or Other Consideration

(a). . . . . . . . . . . . . . . . .    "Summary of Material Features of the
                                        Merger--Financing of the Merger," which
                                        information is incorporated herein by
                                        this reference.

(b). . . . . . . . . . . . . . . . .    "Summary of Material Features of the
                                        Merger--The Merger--Expenses" and
                                        "Expenses of the Transaction," which
                                        information is incorporated herein by
                                        this reference.

(c), (d) . . . . . . . . . . . . . .    Not applicable.



Item 7.  Purpose(s), Alternatives, Reasons and Effects

(a)-(c). . . . . . . . . . . . . . .    "Special Factors--Purpose and Structure
                                        of the Merger" and "Special Factors--
                                        Reasons for the Merger," which
                                        information is incorporated herein by
                                        this reference.

(d). . . . . . . . . . . . . . . . .    "Questions and Answers about the Merger,"
                                        "Special Factors--Certain Effects of
                                        the Merger" and "Summary of Material
                                        Features of the Merger--Federal Income
                                        Tax Consequences of the Transaction,"
                                        which information is incorporated
                                        herein by this reference.



Item 8.  Fairness of the Transaction

(a). . . . . . . . . . . . . . . . .    "Summary--Recommendation of Board of
                                        Directors," "Special Factors--Recommendation
                                        of the Board of Directors," "Special Factors--
                                        Opinion of Financial Advisor" and "Special
                                        Factors--Perspective of Allianz Life on
                                        the Merger," which information is
                                        incorporated herein by this reference.

(b). . . . . . . . . . . . . . . . .    "Summary--Recommendation of Board of
                                        Directors," "Special Factors--Opinion
                                        of Financial Advisor," "Special
                                        Factors--Background of the Merger,"
                                        "Special Factors--Recommendation of the
                                        Board of Directors," "Special Factors--
                                        Perspective of Allianz Life on the
                                        Merger," and "Appendix B--Opinion of


                                        -4-

                                        Donaldson Lufkin & Jenrette Securities
                                        Corporation," which information is
                                        incorporated herein by this reference.

(c). . . . . . . . . . . . . . . . .    "The Special Meeting--Record Date;
                                        Voting Power; Votes Required" and
                                        "Special Factors--Reasons for the
                                        Merger," which information is
                                        incorporated herein by this reference.

(d). . . . . . . . . . . . . . . . .    "Special Factors--Recommendation of the
                                        Board of Directors," which information
                                        is incorporated herein by this
                                        reference.

(e). . . . . . . . . . . . . . . . .    "Special Factors--Recommendation of the
                                        Board of Directors," which information
                                        is incorporated herein by this
                                        reference.

(f). . . . . . . . . . . . . . . . .    Not applicable.



Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

(a)-(c). . . . . . . . . . . . . . .    "Summary--Opinion of Financial
                                        Advisor," "Special Factors--Background
                                        of the Merger," "Perspective of Allianz
                                        Life on the Merger," "Special
                                        Factors--Opinion of Financial Advisor"
                                        and "Appendix B--Opinion of Donaldson
                                        Lufkin & Jenrette Securities
                                        Corporation," which information is
                                        incorporated herein by this reference.



Item 10.  Interest in Securities of the Issuer

(a). . . . . . . . . . . . . . . . .    "Interest in Securities of Life USA"
                                        and "Special Factors--Conflicts of
                                        Interest," which information is
                                        incorporated herein by this reference.

(b). . . . . . . . . . . . . . . . .    "Certain Transactions in Common Stock
                                        and Stock Options," which information
                                        is incorporated herein by this
                                        reference.


                                        -5-

Item 11.  Contracts,
Arrangements . . . . . . . . . . . .    "Special Factors--Background of the
                                        Merger," "Special Factors--Conflicts of
                                        Interest--Directors and Officers of
                                        Life USA," "Summary of Material
                                        Features of the Merger--The Merger,"
                                        "Interest in Securities of Life USA"
                                        and "Certain Transactions in Common
                                        Stock and Stock Options," which
                                        information is incorporated herein by
                                        this reference.


Item 12. Present Intention and Recommendation of Certain Persons With Regard to the Transaction

(a), (b) . . . . . . . . . . . . . .    "Summary--Record Date; Voting Power;
                                        Votes Required," "The Special
                                        Meeting--Record Date; Voting Power;
                                        Votes Required" and "Special
                                        Factors--Conflicts of
                                        Interest--Directors and Officers of
                                        Life USA," which information is
                                        incorporated herein by this reference.



Item 13.  Other Provisions of the Transaction

(a). . . . . . . . . . . . . . . . .    "Summary--Dissenters' Rights," "Summary
                                        of Material Features of the Merger--The
                                        Merger--Dissenters' Rights," and
                                        "Appendix C--Text of Sections 302A.471
                                        and 302A.473 of the Minnesota Business
                                        Corporations Act," which information is
                                        incorporated herein by this reference.

(b), (c) . . . . . . . . . . . . . .    Not applicable.



Item 14.  Financial Information

Pursuant to General Instruction D to Schedule 13e-3, the Issuer's Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 are incorporated by reference in the Proxy Statement. The Issuer's audited financial statements for the periods covered by the Form 10-K and unaudited financial statements for the periods covered by the Form 10-Q are incorporated herein by this reference. "Selected
Consolidated Financial Data of Life USA" of the Proxy Statement is also incorporated herein by this reference.



Item 15.  Person and Assets Employed, Retained or Utilized


                                        -6-

(a), (b) . . . . . . . . . . . . . .    "Summary--Opinion of Financial
                                        Advisor," "The Special
                                        Meeting--Proxies" and "Summary of
                                        Material Features of the  Merger--The
                                        Merger--Payment for Shares--Stock
                                        Options," which information is
                                        incorporated herein by this reference.



Item 16.  Additional Information
See the text of the Proxy Statement.



Item 17.  Materials to be Filed

Exhibit Number and Description


Exhibit (b). . . . . . . . . . . . .    Opinion of Donaldson Lufkin & Jenrette
                                        Securities Corporation (Incorporated
                                        herein by reference to Appendix B to
                                        the Proxy Statement).

Exhibit (c)(1) . . . . . . . . . . .    Stock Purchase Agreement, dated as of
                                        January 13, 1998, executed by and
                                        between Allianz Life Insurance Company
                                        of North America and Life USA Holding,
                                        Inc. (Incorporated herein by reference
                                        to Exhibit 10.1 to Issuer's Current
                                        Report on Form 8-K, filed January 14,
                                        1998).

Exhibit (c)(2) . . . . . . . . . . .    Amendment No. 1 to Stock Purchase
                                        Agreement, dated as of January 30,
                                        1998, executed by and between Allianz
                                        Life Insurance Company of North America
                                        and Life USA Holding, Inc.
                                        (Incorporated herein by reference to
                                        Exhibit 1 to Amendment 5 to Schedule
                                        13D filed by Allianz Life August 13,
                                        1998).

Exhibit (c)(3) . . . . . . . . . . .    Amendment No. 2 to Stock Purchase
                                        Agreement, dated as of July 15, 1998,
                                        executed by and between Allianz Life
                                        Insurance Company of North America and
                                        Life USA Holding, Inc. (Incorporated
                                        herein by reference to Exhibit 2 to
                                        Amendment 5 to Schedule 13D filed by
                                        Allianz Life August 13, 1998).

Exhibit (c)(4) . . . . . . . . . . .    Amendment No. 3 to Stock Purchase
                                        Agreement, dated as of February 5,
                                        1999, executed by and between Allianz
                                        Life Insurance Company of North America
                                        and Life USA Holding, Inc. (Incorporated


                                       -7-

                                        herein by reference to
                                        Exhibit 1 to Amendment No. 6 to
                                        Schedule 13D filed by Allianz Life
                                        March 1, 1999).

Exhibit (c)(5) . . . . . . . . . . .    Amendment No. 4 to Stock Purchase
                                        Agreement, dated as of April 13, 1999,
                                        executed by and between Allianz Life
                                        Insurance Company of North America and
                                        Life USA Holding, Inc. (Incorporated
                                        herein by reference to Exhibit 1 to
                                        Amendment No. 8 to Schedule 13D filed
                                        by Allianz Life April 30, 1999).

Exhibit (c)(6) . . . . . . . . . . .    Agreement and Plan of Merger, dated May
                                        17, 1999, executed by and among Allianz
                                        Life Insurance Company of North
                                        America, Nova New Co., and Life USA
                                        Holding, Inc. (Incorporated herein by
                                        reference to Appendix A to the Proxy
                                        Statement).

Exhibit (c)(7) . . . . . . . . . . .    Amendment No. 1 to Employment
                                        Agreement, dated May 17, 1999, executed
                                        by and between Life USA Holding, Inc.
                                        and Robert W. MacDonald (Incorporated
                                        herein by reference to Exhibit 10.1 to
                                        Issuer's Current Report on Form 8-K,
                                        filed May 19, 1999).

Exhibit (c)(8) . . . . . . . . . . .    Amendment No. 1 to Employment
                                        Agreement, dated May 17, 1999, executed
                                        by and between Life USA Holding, Inc.
                                        and Donald J. Urban (Incorporated
                                        herein by reference to Exhibit 10.2 to
                                        Issuer's Current Report on Form 8-K,
                                        filed May 19, 1999).

Exhibit (c)(9) . . . . . . . . . . .    Amendment No. 1 to Amended and Restated
                                        Employment Agreement, dated May 17,
                                        1999, executed by and between Life USA
                                        Holding, Inc. and Margery G. Hughes
                                        (Incorporated herein by reference to
                                        Exhibit 10.3 to Issuer's Current Report
                                        on Form 8-K, filed May 19, 1999).

Exhibit (c)(10). . . . . . . . . . .    Amendment No. 1, to Amended and
                                        Restated Employment Agreement, dated
                                        May 17, 1999, executed by and between
                                        Life USA Holding, Inc. and Mark A.
                                        Zesbaugh (Incorporated herein by
                                        reference to Exhibit 10.4 to Issuer's
                                        Current Report on Form 8-K, filed May
                                        19, 1999).

Exhibit (c)(11). . . . . . . . . . .    Voting Agreement, dated May 17, 1999,
                                        executed by and between Robert W.
                                        MacDonald and Allianz Life Insurance
                                        Company of North America (Incorporated
                                        herein by reference to Exhibit 10.5 to
                                        Issuer's Current Report on Form 8-K,
                                        filed May 19, 1999).


                                        -8-

Exhibit (c)(12). . . . . . . . . . .    Voting Agreement, dated May 17, 1999,
                                        executed by and between Daniel J.
                                        Rourke and Allianz Life Insurance
                                        Company of North America (Incorporated
                                        herein by reference to Exhibit 10.6 to
                                        Issuer's Current Report on Form 8-K,
                                        filed May 19, 1999).

Exhibit (c)(13). . . . . . . . . . .    Voting Agreement, dated May 17, 1999,
                                        executed by and between Donald J. Urban
                                        and Allianz Life Insurance Company of
                                        North America (Incorporated herein by
                                        reference to Exhibit 10.7 to Issuer's
                                        Current Report on Form 8-K, filed May
                                        19, 1999).

Exhibit (c)(14). . . . . . . . . . .    Voting Agreement, dated May 17, 1999,
                                        executed by and between Margery G.
                                        Hughes and Allianz Life Insurance
                                        Company of North America (Incorporated
                                        herein by reference to Exhibit 10.8 to
                                        Issuer's Current Report on Form 8-K,
                                        filed May 19, 1999).

Exhibit (c)(15). . . . . . . . . . .    Voting Agreement, dated May 17, 1999,
                                        executed by and between Mark A.
                                        Zesbaugh and Allianz Life Insurance
                                        Company of North America (Incorporated
                                        herein by reference to Exhibit 10.9 to
                                        Issuer's Current Report on Form 8-K,
                                        filed May 19, 1999).

Exhibit (d). . . . . . . . . . . . .    Preliminary Proxy Statement on Schedule
                                        14A filed by Issuer June 25, 1999
                                        (Incorporated herein by reference).

Exhibit (e). . . . . . . . . . . . .    Summary of Sections 471 and 473 of the
                                        Minnesota Business Corporations Act
                                        (Incorporated herein by reference to
                                        the Proxy Statement under the heading
                                        "Summary of Material Features of the
                                        Merger--Dissenters' Rights" and to
                                        Appendix C to the Proxy Statement).

Exhibit 1.1. . . . . . . . . . . . .    Annual Report on Form 10-K of Life USA
                                         Holding, Inc. for the year ended
                                        December 31, 1998 (Incorporated herein
                                        by reference).

Exhibit 1.2. . . . . . . . . . . . .    Quarterly Report on Form 10-Q of Life
                                        USA Holding, Inc. for the quarter ended
                                        March 31, 1999 (Incorporated herein by
                                        reference).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    LIFE USA HOLDING, INC.

                         Date: June 25, 1999
                              -------------------------------

                         Signature: /s/ Mark A. Zesbaugh
                                  --------------------------

                         Name and Title:  Mark A. Zesbaugh, Executive Vice
                                         ---------------------------------------
                                          President and Chief Financial Officer
                                         ---------------------------------------


                    ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                         Date: June 25, 1999
                               ------------------------------

                         Signature: /s/ Michael T. Westermeyer
                                   ---------------------------------------

                         Name and Title: Michael T. Westermeyer, Vice President,
                                         ---------------------------------------
                                          Corporate Legal Officer and Secretary
                                         ---------------------------------------

                    NOVA NEW CO.

                         Date: June 25, 1999
                               ------------------------------

                         Signature: /s/ Michael T. Westermeyer
                                   ---------------------------------------

                         Name and Title:  Michael T. Westermeyer, Secretary and
                                          --------------------------------------
                                          Treasurer
                                         ---------------------------------------

                                       -10-